Exhibit 1

Stock Symbols:	AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE EXTENDS NEW GOLD ZONES

IN MEXICO, FINLAND AND CANADA

Toronto (May 9, 2007) - Agnico-Eagle Mines Limited is pleased to provide an update on its exploration activities. Encouraging results have been received from several of the development properties in Mexico, Finland and Canada, including results from outside of the current gold reserve and resource envelopes. The budgeted exploration expenditure in 2007 exceeds $40 million, the highest level in the Company’s history. Currently 23 drill rigs are turning, targeting 175,000 metres of drilling for the year.

It is anticipated that drilling at the current projects will enable Agnico-Eagle to reach its year-end 2008 target of 18 million to 20 million ounces of gold reserves, up from current gold reserves of 15.4 million ounces. More importantly, several of the recent discoveries are outside of the currently contemplated mining areas. Agnico-Eagle’s gold reserves are all located in mining-friendly regions with low political risk.

With four new gold mines under construction, and another new project nearing development, Agnico-Eagle is aiming to increase its gold production fivefold over the next three years.

Recent exploration activity in Mexico includes:

•                  At Pinos Altos, drilling suggests continuity between Santo Nino and Cerro Colorado zones as drill hole 170 returned 7.3 grams per tonne gold and 234.1 grams per tonne silver over a true thickness of 10.8 metres.

•                  Also at Pinos Altos, a potential new zone was discovered at Creston Colorado as drill hole CM-07-12 intersected 3.8 grams per tonne gold over a core length of 65.4 metres possibly associated with a high grade feeder gold zone. Gold and silver mineralization has been traced over an 800 metre strike length and suggests Mascota and Creston Colorado form part of the same shallowly dipping near surface gold zone.

Recent exploration activity in Finland includes:

•                  At Kittila, mineralization is extended 350 metres below the current reserve envelope as drill hole SUBH07003 intersects 8.3 grams per tonne gold over a true thickness of 15.1 metres.

•                  Also at Kittila, a potential new gold zone has been discovered along the Suurikuusikko Gold Trend at Paha over 4 kilometres north of the Kittila Main zone.

Recent exploration activity in Canada includes:

•                  An 8,300 metre drilling program at Goldex is following up the previously reported 80 metre 2.9 gram per tonne intersection east and down plunge of the current reserves.

•                  A 15,000 metre drilling program is underway at Meadowbank as three diamond drills convert resource to reserve and test the extensions of the new Goose South zone.

“We believe these exploration results continue to support our thesis that our existing projects will yield gold reserves beyond our stated target range of 18 to 20 million ounces.” said Sean Boyd, Vice-Chairman and Chief Executive Officer. “This growth in quality gold reserves combined with the expected strong growth in gold production over the next several years should result in added value for our shareholders.” added Mr. Boyd.

Mexico - Pinos Altos Gold and Silver Reserves Expected to Continue to Grow

At the 100% owned Pinos Altos project in northern Mexico, encouraging results continue from the current drilling program suggesting that further increases to the reserves and resources are likely. Four drill rigs are currently operational on the property: two drills are converting mineral resource to reserve and expanding the resource at depth in the mine project area, and two others are testing new gold showings discovered to the northwest on this large 11,000 hectare-sized property. Total drilling to date exceeds 14,750 metres out of a targeted 61,000 metres expected in 2007.

In the underground sector at Santo Nino, the most interesting infill drilling results were obtained in drill holes 146 and 147 that intersected several high grade gold (up to 11.7 grams per tonne) and silver values (up to 413.6 grams per tonne) over significant thicknesses as they tested the reserve and resource at depths between 400 metres and 600 metres below the surface. Drill hole 146 averaged 4.2 grams of gold per tonne and 129.2 grams of silver per tonne over an impressive 39.0 metres true width. Drill hole 147 returned an average 6.2 grams of gold per tonne and 138.0 grams of silver per tonne over 42.0 metres true width. These latest results have not yet been included in the gold reserves.

Pinos Altos currently has probable gold and silver reserves of 1.8 million ounces and 55.5 million ounces, respectively (18.6 million tonnes containing 3.07 grams per tonne gold and 92.77 grams per tonne silver). In the indicated resource category there are a further 1.6 million tonnes grading 1.48 grams per tonne gold and 61.84 grams per tonne silver, or 78,000 ounces of gold and 3.3 million ounces of silver. There are also inferred resources of 5.2 million tonnes grading 3.03 grams per tonne gold and 80.54 grams per tonne silver (0.5 million ounces of gold and 13.5 million ounces of silver). The Pinos Altos feasibility study is currently under independent review and a Board decision regarding production is expected in the middle of the year. Gold and silver production at Pinos Altos could begin in the first half of 2009.

Perhaps the most significant result of the first quarter of 2007 at Pinos Altos was from the deep resource expansion drilling program at Santo Nino. This program was planned to follow up on drill hole PA-05-81 from last fall (5.8 grams of gold per tonne and 42.0 grams of silver per tonne over 2.5 metres true width) that suggested that the Santo Nino zone and the high grade Cerro Colorado zone might join at depth. Recently drill hole 170 returned a high grade value of 7.3 grams of gold per tonne and 234.1 grams per tonne silver over 10.2 metres true width. It is interpreted that gold mineralization could extend from Santo Nino to Cerro Colorado. This is significant because the gold resource at Cerro Colorado has not yet been included in the feasibility study. Further definition of the Cerro Colorado resource and its inclusion in the mine plan would likely enhance the economics of the Pinos Altos project. Additional deep resource expansion drilling is planned in this area this year. Two drill rigs are currently testing the area between Santo Nino and Cerro Colorado to delineate the continuity along the trend and at depth.

In the first quarter of 2007, results from the infill drilling program in the Pinos Altos mine project area continued to confirm, and in some cases, exceed the expected gold and silver grades and thicknesses, especially in the main Santo Nino zone. Some of the most interesting results in the open pit sector at Santo Nino were obtained in drill holes 139 and 149. Drill hole 139 returned 2.4 grams of gold per tonne and 112.0 grams of silver per tonne over 15.1 metres true width in the eastern edge of the open pit. Drill hole 149, also testing the base of the eastern edge of the open pit sector but at 200 metres in depth, returned an impressive 15.5 grams of gold per tonne and 411.0 grams of silver per tonne over 8.3 metres true width.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) Cut to 41 g	Silver (g/t) Cut to 1,500 g	Comments
PA-06-139	Santo Nino	15.1	237.7	255.0	2.37	112.0	Open pit in-fill
PA-06-146	Santo Nino	39.0	586.7	629.0	4.18	129.2	Underground in-fill
including		4.6	589.0	594.0	7.00	413.6
including		14.3	607.4	623.0	8.20	144.8
PA-06-147	Santo Nino	42.0	457.3	501.9	6.15	138.0	Underground in-fill
including		15.0	463.0	479.0	11.74	212.5
including		12.2	488.9	501.9	5.91	176.5
PA-06-149	Santo Nino	8.3	306.1	315.0	15.48	411.0	Open pit in-fill
PA-07-170	Cerro Colorado	10.2	496.0	507.5	7.31	234.1	Resource expansion

http://www.agnico-eagle.com/files/PinosLongSection.pdf

Development on the underground ramp began in March and the underground drilling program is expected to begin later this year. The main focus of the underground exploration program will be resource to reserve conversion of the Cerro Colorado zone and the area between it and the Santo Nino zone. Over 1,350 metres of ramp are expected to be completed in 2007 out of a total of 1,800 metres. During 2007, 23,500 metres of underground diamond drilling are also planned.

Potential New Discovery at Pinos Altos

In the northwest quadrant of the property, almost 7 kilometres from the main deposit at Pinos Altos, the Mascota and Creston Colorado zones continue to provide intriguing results providing more evidence of the potential to expand precious metal reserves and resources at Pinos Altos. In the fall of 2006, surface mapping, sampling and trenching identified gold associated with at least two apparently flat lying zones of quartz vein and stockwork mineralization near surface covering an area several hundred metres in size each. The mineralization is similar to Santo Nino (except in its orientation), with brecciated quartz veins and associated quartz stockwork system and some green-

coloured quartz. Grab sample gold values as high as 33 grams per tonne were discovered on Mascota, while a trench exposed mineralization at Creston Colorado grading 4.5 grams per tonne gold, and over a 45.4 metre length at surface.

http://www.agnico-eagle.com/files/PinosGeologyMap.pdf

http://www.agnico-eagle.com/files/CrestonColoradoMascotaPlanMap.pdf

A drilling program has been underway at Creston Colorado and Mascota since December 2006 using a portable drill and over 3,100 metres have been completed so far with several exciting results.

At Creston Colorado, diamond drilling has systematically traced a near surface zone of almost continuous gold mineralization that trends roughly north south and dips very shallowly to the west. This zone of quartz stockwork and quartz vein breccia mineralization generally reaches a thickness of up to 25 metres and has been traced for over 800 metres so far (open to the north) and for up to 200 metres down plunge. Gold values in the drilling so far average up to 5.1 grams per tonne with locally narrow metre-thick high grade intervals of up to 88.9 grams per tonne generally associated with quartz vein breccia intervals. Recent drilling on Creston Colorado has identified what appears to be a sub-vertical zone, which may be a feeder zone, or a fold structure, including drill hole CM-07-12 which intersected 3.8 grams per tonne gold over a core length of 65.4 metres. Further drilling is ongoing to determine the orientation and true thickness of the new zone.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) Cut to 41 g	Silver (g/t) Cut to 1,500 g
CM-06-01	Creston Colorado	9.2	0.0	11.0	2.43	57.8
CM-06-02	Creston Colorado	7.6	4.2	13.3	1.66	28.0
CM-06-03	Creston Colorado	11.7	17.3	28.8	11.18	26.1
CM-06-04	Creston Colorado	4.5	6.0	11.0	1.30	52.6
CM-06-05	Creston Colorado	25.5	11.5	38.2	1.22	19.3
CM-07-06	Creston Colorado	5.9	16.4	22.8	2.09	74.1
CM-07-07	Creston Colorado	1.5	14.9	16.5	4.83	111.8
CM-07-10B	Creston Colorado	15.0	0.0	18.7	3.38	22.5
CM-07-11(1)	Creston Colorado	37.6	15.6	54.9	2.33	15.0
CM-07-12(1)	Creston Colorado	55.0	38.2	103.5	3.81	35.7
CM-07-14	Creston Colorado	25.2	0.0	25.8	1.02	9.7
CM-07-15A	Creston Colorado	19.6	14.4	34.0	1.08	9.5
CM-07-21	Creston Colorado	6.0	21.5	28.5	2.54	15.1
CM-07-29(1)	Creston Colorado	22.7	105.1	133.8	1.35	27.6

(1). Note: The true widths for these drill holes are subject to change.

At Mascota, drilling has identified similar near surface gold mineralization except that so far it  is generally thinner (ranging between 4 to 6 metres true thickness). The drilling program is now concentrating on extending the zone to the South (where it remains completely open).

Most significantly, the results of the current exploration program suggest that the Creston Colorado and Mascota zones may form part of a larger more widespread zone, occurring at a similar geologic interval, but separated by sub-vertical fault zones that displace the same mineralized horizon. These zones are not included in the current reserve and resource estimate at Pinos Altos.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) Cut to 41 g	Silver (g/t) Cut to 1,500 g
CM-07-22	Mascota	6.3	9.1	16.8	1.17	7.3
CM-07-26A	Mascota	2.4	2.0	4.5	5.30	112.4
CM-07-28	Mascota	4.2	0.2	4.6	2.38	20.0

A new five kilometre road is currently under construction to provide better access to this sector. A second drill rig is planned to be moved in as soon as the road is completed, estimated to be within the next few weeks. With further success in this region, it is likely that exploration expenditures beyond the currently estimated amounts would be approved.

http://www.agnico-eagle.com/files/CrestonColoradoCrossSection.pdf

Finland - Possible Deep Extension of Main Zone at Kittila

At the 100% owned Kittila mine project in northern Finland, six diamond drills continue to turn. Three drill rigs on the Kittila mining lease are dedicated to further definition of the current reserves and resources and to extending resources at depth and along strike. The remaining three drills are focused on exploration along the 15 kilometre long Suurikuusikko Trend.

The current drilling results suggest the following:

•                  Mineralization on the Main zone has been extended an additional 350 metres below previous diamond drilling results and reserve resource estimates down to a depth of 1,000 metres.

•                  Potential to extend the near surface Etela zone to depth with recent drilling intersecting mineralization 250 metres below previous drilling.

•                  The drilling results confirm the depth potential of the Suurikuusikko Belt and the Kittila mine project. Most of the belt has not been tested below 200 metres depth.

Two drill holes were completed on the Main zone at depth. Both of these drill holes were outside of the current resource/reserve envelope. Drill hole SUBH05007 intersected the zone at a depth of 1,000 metres below surface approximately 243 metres below SUBH05025 intercepting a true thickness of 3.5 metres grading 4.5 grams of gold per tonne. A second drill hole, SUBH07003, drilled 415 metres to the north and at approximately the same depth, intercepted 15.1 metres true thickness grading 8.3 grams per ton. Within this intercept there was a higher grade interval of 4.7 metres true thickness grading 13.3 grams per tonne. This drill hole is located approximately 357 metres below drill hole SUBH05030.

Positive results were also received on the down plunge extension of the Etela zone. This zone is located 200 metres to the south of the Main zone. Drill hole SUBH06106 returned a true thickness of 4.9 metres grading 5.5 grams per ton at a depth of 400 metres below surface or approximately 250 metres from the closest drilling on the Etela Zone.

The Kittila deposit contains 2.6 million ounces of probable gold reserves (16.0 million tonnes grading 5.1 grams per tonne). In the indicated mineral resource category there is a further 4.2 million tonnes grading 4.0 grams per tonne, or 0.5 million ounces. In the inferred mineral resource category there is 2.8 million tonnes grading 5.5 grams per tonne, or 0.5 million ounces.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t)	Comments
SUBH05007	Main	3.5	1110.0	1115.0	4.3	Preliminary results
SUBH06106	Main	4.9	438.0	445.0	5.5	Preliminary results
SUBH07003	Main	15.1	1054.3	1075.9	8.3	Preliminary results
including		4.7	1054.3	1061.0	13.3
including		3.3	1063.1	1068.4	9.3

http://www.agnico-eagle.com/files/KittilaLongSection.pdf

Drilling along the Suurikuusikko Trend Return Continues to Outline New Gold Zones

During the first quarter of 2007, almost 11,000 metres of drilling were completed on targets along the 15 kilometre length Suurikuusikko Trend, both to the south and to the north of the Kittila mining lease. The focus of the drilling program is to test the Hako zone, discovered in 2006, to follow up on geochemical anomalies discovered previously along the Suurikuusikko Trend, and further explore the Iso Kuotko deposit near the northern end of the trend.

In 2006, follow-up drilling of a geochemical anomaly in the Hako area, located approximately 2 kilometres north of the Kittila mining lease, intersected high-grade gold mineralization similar to Kittila. Drill results in the quarter have returned encouraging intercepts including 4.2 grams of gold per tonne over 2.9 metres true width in drill hole HAK06010 and 170.0 grams per tonne over 0.3 metres in drill hole HAK06014. Although this high grade value was over a narrow width, additional drilling is warranted to better define the Hako gold structure.

The most recent discovery of gold mineralization at Paha, located 4 kilometres north of the Kittila mining lease is also the result of follow-up work on recent geochemical sampling and geophysics on the northern extension of the Suurikuusikko Trend. Mineralization at Paha is also primarily arsenopyrite, as at Kittila, but so far is generally narrow (less than 1 metre in thickness). Exploration is ongoing and further drilling is planned.

Drilling on the Kuotko targets located about 10 kilometres north of the mine area also continue to return very encouraging results. Mineralization at Kuotko differs from Kittila and is hosted by quartz-carbonate veins with minor pyrrhotite and visible gold cutting volcanic. Gold values so far have been erratic and narrow (in the order of 1 to 2 metres); for example drill hole ISO06019, testing the Tiira lens at Kuotko, returned 10.4 grams of gold per tonne over a 1.8 metre core length. But the most recent drilling on the Retu lens, in addition to cutting high grade in drill hole ISO07001 (44.2 grams per tonne over 1.0 metre core length), also intercepted 7.6 grams per tonne over 6.1 metre core length in drill hole ISO07002. This result suggests that thicker zones of higher grade mineralization can potentially occur at Kuotko. Drilling continues on this regional program.

Drill Hole	Zone	Core Length* (metres)	From (metres)	To (metres)	Gold (g/t)	Comments
ISO06016	KUOTKO/TIIRA	1.1	97,0	98.1	9.62
ISO06016	KUOTKO/TIIRA	1.0	205.0	206.0	5.70
ISO06017	KUOTKO/TIIRA	2.2	68.7	71.7	4.00	Core Loss 0.8 m
ISO06018	KUOTKO/TIIRA	1.0	115.2	116.2	7.74
ISO06019	KUOTKO/TIIRA	1.8	172.2	174.0	10.42
ISO07001	KUOTKO/RETU	1.0	142.0	143.0	44.20	Preliminary assays
ISO07002	KUOTKO/RETU	6.1	59.6	65.7	7.60	Preliminary assays
HAK06010	HAKO	2.2	72.0	74.2	6.25
HAK06014	HAKO	0.4	133.9	134.3	170.00
PAH07011	PAHA	1.0	225.7	226.7	7.63	Preliminary assays
PAH07014	PAHA	0.7	155.3	156.0	4.22	Preliminary assays

*Note: Although the results are preliminary, true width is estimated to be 70% of corelength.

http://www.agnico-eagle.com/files/KittilaMineProjectSuuriTrend.pdf

Canada - Follow-up Drilling Program at Goldex Has Begun

At the Company’s 100% owned Goldex mine project, 60 kilometres east of LaRonde, an exploration program will follow-up on the encouraging result in drill hole 73-366, where an 80 metre intersection grading 2.9 grams per tonne was returned. This drill hole was important as it confirmed that the mineralization at Goldex continues to the east, and down the known plunge.

The exploration program consists of approximately 8,300 metres of underground diamond drilling from the eastern limit of the 73 level exploration drift. The drilling will test the eastern extension of the zone on a regular pattern of intercepts and potentially increase the mineral resource and reserve at Goldex.

Goldex has 1.7 million ounces of proven and probable gold reserve (22.9 million tonnes grading 2.29 grams per tonne). There is a further inferred resource of 8.6 million tonnes grading 2.62 grams per tonne for 0.7 million ounces of contained gold.

http://www.agnico-eagle.com/files/GoldexLongSection.pdf

Anomalies West and East of LaRonde Orebody Being Drilled

Disseminated and semi-massive sulphides have been intersected below the shaft at Bousquet 2 (less than 1 kilometre west of the LaRonde orebody). Currently lateral development is underway to provide drilling platforms from the Level 215 exploration drift which will allow better access to drill the mineralization in this area. Drilling is expected to begin later this summer.

To the east of LaRonde, a drill rig was moved to Level 86 where three sections will be drilled to investigate a geophysical target approximately 1.5 kilometres east of the current LaRonde reserves.

http://www.agnico-eagle.com/files/LaRondeLongSection.pdf

Lapa Drilling Program Suggests Further Resource Conversion Likely

Infill drilling continues at the 100% owned Lapa mine project in northwestern Quebec. In the first quarter, drilling has targeted several of the lenses from a drilling platform at the level 89 shaft station. The recent results continue to demonstrate the relatively narrow and high grade nature of the deposit with some high grade results from multiple zones that exceed the current gold reserve grade at Lapa. Some of the drill holes drilled have also confirmed inferred resource mineralization on the western edge of the deposit. For example, drill hole 12 intersected 7.9 grams of gold per tonne over 2.9 metres true width in the Contact FW zone approximately 50 metres west of a previous intercept.

Lapa has probable gold reserves of 1.2 million ounces (3.9 million tonnes grading 9.1 grams per tonne). Additionally Lapa contains indicated resources of 1.4 million tonnes grading 4.15 grams per tonne, or 0.2 million ounces and inferred resources of 1.2 million tonnes grading 7.30 grams per tonne, or 0.3 million ounces.

The best results from the recent drilling are presented below:

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)	Comments
LA07-89-7	CONTACT	3.5	160.4	163.9	15.03	Inside probable reserve
LA07-89-8	CONTACT FW	4.7	200.8	206.1	9.64	Inside probable reserve
LA07-89-8	CONTACT CENTER	2.8	220.8	223.9	9.91	Inside indicated resource
LA07-89-9	CONTACT	2.8	164.5	167.5	8.58	Inside probable reserve
LA07-89-10	CONTACT	3.4	171.4	175.0	12.24	Inside probable reserve
LA07-89-10	CONTACT FW	2.8	183.6	186.6	12.1	Inside probable reserve
LA07-89-12	CONTACT FW	2.9	239.8	243.2	7.86	Inside inferred resource

*Preliminary results

http://www.agnico-eagle.com/files/LapaLongSection.pdf

Meadowbank – Focus on Resource to Reserve Conversion

An aggressive exploration program is currently underway at the Meadowbank property. The exploration focus during 2007 will be resource to reserve conversion in the vicinity of the open pit reserves, and resource exploration around the Goose South and Goose Island zones. Approximately 15,000 metres of diamond drilling are planned.

Currently three diamond drills are active completing resource to reserve conversion drill holes under the Goose Island open pit area and also testing the extensions of the Goose South zone discovered in 2006 and for which no mineral resources have been estimated to date.

The Meadowbank deposit has proven and probable gold reserves of 2.9 million ounces (21.3 million tonnes grading 4.2 grams per tonne) and the deposit remains open for expansion.

Because the reserves used in the feasibility study completed by Cumberland Resources Ltd. were estimated in 2005 using a lower gold price ($400 per ounce) than currently being used by the Company, and because a portion of the inferred resource occurs within the limits of the open pit defined by the feasibility study, there is good potential to increase gold reserves at Meadowbank. In addition, the Cannu zone reported in January 2007 is not included in the property’s mineral reserves.

Further grassroots exploration, including a property wide airborne geophysics survey and prospecting, and an additional 2,500 metres of diamond drilling will test new gold targets on the large Meadowbank property, largely to the north of the existing mineral resource and reserve area.

http://www.agnico-eagle.com/files/MeadowbankLongSection.pdf

Forward-Looking Statements

The information in this press release has been prepared as at May 9, 2007. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words “anticipate”, “expect”, “estimate,” “forecast,” “planned” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; statements and information regarding the sufficiency of the Company’s cash resources; and other statements and information regarding anticipated trends with respect to the Company’s capital resources and results of operations. Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities

Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Notes to U.S. Investors Regarding the Use of Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Detailed Mineral Reserve and Resource Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Further information regarding the Company’s mineral reserve and mineral resource estimates (other than in respect of the Meadowbank mine project) can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with Canadian securities regulators and with the United States Securities and Exchange Commission on March 30, 2007. Marc Legault, Agnico-Eagle’s Vice President, Project Development, a qualified person for the purposes of the Canadian Securities Administrators’ National Instrument 43-101, is the qualified person that supervised the preparation of the material that forms the basis for the disclosure of scientific and technical information set out in this press release.

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
LaRonde	2.76	80.96	0.36	4.06	513	5,779
Goldex	2.25				7	97
Bousquet	6.30				17	86
Subtotal Proven Mineral Reserve	2.80				537	5,962
Probable Mineral Reserve
LaRonde	2.53	63.53	0.29	3.38	814	10,003
LaRonde II	5.99	21.73	0.31	0.79	3,824	19,860
Kittilä	5.08				2,616	16,022
Pinos Altos	3.07	92.77			1,837	18,608
Lapa	9.08				1,152	3,944
Goldex	2.29				1,682	22,813
Subtotal Probable Mineral Reserve	4.06				11,924	91,250
Total Proven and Probable Mineral Reserves	3.99				12,462	97,213

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Indicated Mineral Resource
LaRonde	1.68	35.14	0.15	2.71	204	3,767
LaRonde II	3.08	15.72	0.16	0.74	182	1,834
Kittilä	3.95				532	4,191
Pinos Altos	1.48	61.84			78	1,636
Lapa	4.15				181	1,354
Bousquet	5.63				309	1,704
Ellison	5.68				76	415
Total Indicated Resource	3.26				1,561	14,901

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Inferred Mineral Resource
LaRonde	4.51	14.97	0.12	0.85	32	218
LaRonde II	6.09	28.21	0.50	1.16	990	5,054
Kittilä	5.51				493	2,780
Pinos Altos	3.03	80.54			506	5,198
Bousquet	7.45				399	1,667
Goldex	2.62				721	8,579
Lapa	7.30				285	1,216
Ellison	5.81				147	786
Total Inferred Resource	4.36				3,573	25,498

Meadowbank Project – Reserves and Resources

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)

Category	Tonnes	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note: 95% mining recovery and contact dilution applied. Reserves are a subset of Measured and Indicated Resources.

2007 Mineral Resource (including Cannu Zone) (Jan. 2007)

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage	Measured	2,800,000	5.4	480,000
(including Cannu Zone)	Indicated	9,000,000	5.1	1,460,000
	Sub-Total	11,800,000	5.1	1,940,000
	Inferred	700,000	4.7	100,000
Goose Island	Measured
	Indicated	2,240,000	6.5	470,000
	Sub-Total	2,240,000	6.5	470,000
	Inferred	1,370,000	4.2	190,000
Vault	Measured
	Indicated	8,610,000	3.9	1,080,000
	Sub-Total	8,610,000	3.9	1,080,000
	Inferred	870,000	5.4	150,000
PDF	Inferred	507,000	4.5	73,000
Total	Measured	2,800,000	5.4	480,000
	Indicated	19,850,000	4.7	3,010,000
	Total	22,650,000	4.8	3,490,000
	(not included in above) Inferred	3,447,000	4.6	513,000

Note: Grade rounded to nearest 0.1 g/t. Numbers may not add due to rounding.

* The PDF inferred mineral resource estimate was prepared by Cumberland.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2006 mineral reserves and resources estimates reported by the Company were $486 per ounce gold, $8.69 per ounce silver, $0.89 per pound zinc, $1.99 per pound copper and C$/US$, US$/Euro, and MXP/US$  exchange rates of 1.21,  1.25 and 11.02 respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person responsible for the LaRonde and LaRonde II mineral reserve and resource estimate is François Blanchet, Ing., Superintendent of Geology for the LaRonde mine. The effective date of the estimate is February 21, 2007. The operating and capital cost assumptions, key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde and LaRonde II mineral resources and resources are set out in the Technical Report filed on March 23, 2005.

A qualified person, Serge Lévesque, Ing., Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The estimate reported on February 23, 2006 differs from the previous in that a minor amount of proven reserves in the form of surface stockpiles that was measured on December 31, 2006. Although the price assumptions used to constrain the wireframe models and also to estimate the mineral resource and reserve on September 9, 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The exploration results for Goldex have been prepared and reviewed by a Qualified Person, Dyane Duquette, P.Geo., Senior Mine Geologist for the Goldex Mine Project; a description of the data verification process, the quality assurance program, the quality control measures, the factors that could affect the data and the analytical and testing procedures are also presented in the Goldex Technical Report posted on SEDAR on October 27, 2005.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Technical Services for the Lapa project. A description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is February 21, 2006.

The exploration results for Lapa have been prepared and reviewed by a Qualified Person, Normand Bédard P.Geo., the Superintendent of Technical Services for the Lapa project; a description of the data verification process, the quality assurance program, the quality control measures, the factors that could affect the data and the analytical and testing procedures are also presented in the Lapa

Gold Project that was posted on SEDAR on June 8, 2006. Preliminary drill hole results are assays for which QA/QC results are acceptable but for which check assays have not yet been completed.

The qualified person responsible for the Kittila mineral resource and mineral reserve estimate is Marc Legault, the Company’s Vice-President, Project Development. The effective date of the estimate is February 21, 2007. The operating and capital cost assumptions, key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The exploration results for Kittila have been prepared and reviewed by a Qualified Person, Marc Legault, P.Eng., the Company’s Vice-President, Project Development; a description of the data verification process, the quality assurance program, the quality control measures, the factors that could affect the data and the analytical and testing procedures are also presented in the Suurikuusikko Technical Report posted on SEDAR on March 14, 2006. Preliminary drill hole results are assays for which QA/QC results are acceptible but for which check assays have not yet been completed.

The qualified person responsible for the Pinos Altos mineral resource estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is February 21, 2007. A technical report describing the resource and reserve estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. Gold assays were cut to either 15 grams per tonne or 46 grams per tonne, depending on the rock type. Silver assays were either not cut, or cut to 2,200 grams per tonne depending on the rock type. For the open pit resource models (estimated to a maximum depth of approximately 250 metres, depending on the zone), a minimum grade cut off of 0.45 grams of gold equivalent per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $28.50 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width). The metallurgical recoveries that averaged 94.6% for gold and 52.9% for silver were used to calculate the gold equivalent grade.

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

A cut-off 0.6 gram of gold equivalent per tonne (after dilution) was used to determine the open pit reserves while a net smelter return of $38.0 per tonne was applied to the diluted grade for the underground reserves. A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 13% was applied for the underground reserve estimate. The same metallurgical recoveries were used in the estimation of the mineral reserves as for the mineral resources.

The data verification process of historic drill hole information for Pinos Altos consisted of comparing a selective amount of primary information in the mineral resource data base (such as drill hole location, orientation, sample location, assay result and geological description data) against original records (such as field drill sites, original survey reports and drill core descriptions, drill core stored in the library, and assay laboratory reports). Verification also consisted of reviewing the historic assay data base and selecting additional samples for check assaying. The historic drill hole information that was verified showed acceptable results and only a very small but acceptable error rate was observed. Although this method of selective verification suggests that the entire mineral resource data base is of good quality, there may be errors in the proportion of data that was not verified.

All of the exploration information collected by the Company (except for the assay results) and inserted into the mineral resource data base was verified against original records. The quality of the assay data inserted into the Pinos Altos mineral resource data base was monitored. The verification methods used do not eliminate all of the possible errors (for example, sample bias that can only be verified through additional testing). There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Pinos Altos mineral resources.

Roger Doucet, P.Geo., the Company’s Exploration Manager for Mexico, who is a Qualified Person, has prepared and reviewed the exploration results disclosed in this press release. At Pinos Altos, the diamond drilling equipment recovers either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference or use.

Agnico-Eagle has established an Analytical Quality Assurance Program for sampling at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in the laboratories; duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

ALS Chemex, an accredited exploration sample analysis laboratory either collects the split samples directly from the project site or they are delivered by the Company using a secure chain of custody procedure. The samples are prepared by ALS Chemex either in Chihuahua, Chihuahua or Hermosillo, Sonora and the analysis is done in Vancouver, British Columbia. BSI Inspectorate an accredited laboratory in Reno, Nevada, re-analyses all of the samples selected for check assaying.

The gold assaying method, using a 30 gram charge, is by Fire Assay with either an atomic adsorption finish or, if the result is greater than 3 parts per million of gold, a gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption results is greater than 200 parts per million of silver by fire Assay with a gravimetric finish as requested.

Meadowbank open pit mineral reserves (Q4/2005) have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves.

Meadowbank mineral resources (Q4/05) were prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101

The PDF deposit resource estimates (Aug. 2000) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000). James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101. PDF deposit resources are not included in the feasibility study of the Meadowbank project.

The Cannu mineral resource estimate (Jan. 2007) was prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101. The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

To the best of Agnico-Eagle’s knowledge, the Cumberland estimate is relevant and reliable.

Exploration Drill Hole Location and Orientation Information

Disclosure of Kuotko, Hako and Paha Drill Hole Locations:

HOLE-ID	N*	E	Z	AZIMUTH	DIP	LENGTH
ISO06016	7549650	2559980	252	120.0	-56.5	315.2
ISO06017	7549626	2560000	250	120.0	-56.0	173.6
ISO06018	7549652	2560005	250	120.0	-56.0	168.0
ISO06019	7549688	2560050	250	120.0	-56.0	212.2
ISO07001	7550238	2560278	252	120.0	-56.0	244.0
ISO07002	7550272	2560300	252	120.0	-56.0	248.0
HAK06010	7540900	2558935	221.9	270.4	56.0	364.2
HAK06014	2558680	2558680	219.3	268.9	50.0	201.9
PAH07011	7545000	2559874	231	267.5	-47.8	229.7
PAH07014	7545000	2559777	229	272.6	-48.7	231.8

* Finnish KKJ2 Coordinate System

Disclosure of Creston Colorado Drill Hole Locations:

HOLE-ID	N*	E	Z	AZIMUTH	DIP	LENGTH
CM-06-001	3135480	760749	1945	88	-41	59
CM-06-002	3135494	760780	1954	93	-39	43
CM-06-003	3135576	760785	1972	90	-45	65
CM-06-004	3135577	760753	1962	102	-71	198
CM-06-005	3135682	760785	1926	90	-42	209
CM-07-006	3135686	760825	1956	91	-47	87
CM-07-007	3135682	760847	1961	92	-46	72
CM-07-010B	3135884	760893	1993	90	-90	25
CM-07-011	3135897	760840	1990	89	-43	85
CM-07-012	3135873	760801	1987	79	-45	206
CM-07-014	3135990	760882	2005	89	-47	84
CM-07-015A	3135983	760856	1998	88	-70	53
CM-07-021	3136181	760771	1957	90	-45	87
CM-07-029	3135879	760736	1994	90	-45	219

* UTM Nad27 Coordinate System – Zone 13

Disclosure of Mascota Drill Hole Locations:

HOLE-ID	N*	E	Z	AZIMUTH	DIP	LENGTH
CM-07-022	3136331	760439	1995	80	-45	74
CM-07-026A	3136302	760296	1939	80	-90	12
CM-07-028	3136260	760405	1949	80	-45	50

* UTM Nad27 Coordinate System – Zone 13